Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Emgold Mining Corporation (the "Company")
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2

Date of Material Change

April 6, 2010

Item 3

News Release

Issued April 6, 2010 and distributed through the facilities of Marketwire.

Item 4

Summary of Material Change

The Company announced that it closed the first tranche of an up to 3,000,000 unit private placement.  1,600,000 Units were issued in the first tranche at a price of US$0.25 per Unit to raise aggregate gross proceeds of US$400,000.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

See attached news release.

5.2

Disclosure for Restructuring Transactions

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Contact:

David G. Watkinson, President and Chief Operating Officer
Telephone:  (604) 687-4622

Item 9

Date of Report

April 15, 2010